

Mail Stop 3233

April 27, 2017

Ms. Angie D. Stock
Chief Accounting Officer
Sterling Real Estate Trust
1711 Gold Drive South, Suite 100
Fargo, ND 58103

    **Re:    Sterling Real Estate Trust
        Form 10-K for the year ended December 31, 2015
        Response Dated March 23, 2017
        File No.  000-54295**

Dear Ms. Stock:

      We have reviewed your March 23, 2017 response to our comment letter and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2017 letter.

1. We note the Form 8-K filed on April 4, 2017 regarding the increase in your share price.  In future periodic filings, please revise to clarify (1) the value was not determined based on, nor intended to comply with, fair value standards under US GAAP and (2) the value may not be indicative of the price you would get for selling the assets in their current condition.

Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities